SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Dated: November 29, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position of Spur Ventures Inc. (the "Company") and the results of operations for the nine months ended September 30, 2004 are to be read in conjunction with the unaudited financial statements for the nine months ended September 30, 2004, the audited consolidated financial statements and related notes for the year ended December 31, 2003, and the management discussion and analysis of the period then ended.

The accompanying unaudited consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles. These statements together with the following management's discussion and analysis, dated November 29, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company's Form 20-F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

1.  Summary of Key Aspects

•	Operation

The company continues to focus on developing an integrated fertilizer business at planned stages and has been able to achieve operating cash breakeven and retain a key customer base while operating at 30% of current production capacity and facing challenges including rising raw material costs and pre-expansion maintenance and remediation costs.

•	Phosphoric Acid Plant

The construction of a 60,000 tonnes phosphoric acid plant is progressing well and the commissioning is expected in Q1 2005. As a result of poor soil conditions, consequent construction material increases and delayed site handover, the latest forecast for the phosphoric acid plant is $2.9 against the original budget of US$2.5m, and for the associated infrastructure is $2.4 against the original estimate of US$1.5m. In addition, the estimated working capital estimate for initial start up of this plant is US$0.6m, for a total revised estimate of approximately US$5.9 million. While the project cost has increased, the capital cost is still significantly lower than comparable western investment for a similar project scope, and these increases will be partly offset by a strengthening Canadian dollar.

•	YMC Restructuring Approval

The restructuring of the YMC joint venture was completed on April 20, 2004. The Company has received the restructuring approval from the Yichang municipal government and Hubei provincial government. Application for approval to the Chinese central government has been sought and no time frame can be given for this approval.

•	Cash Position

As of September 30, 2004, the Company had cash and cash equivalents of $17.7 million. Of which $16.4 million is held in term deposits and treasury bonds in Canada with the remainder of the balance held in banks in China.

2. Acquisition of YSC and YMC

On April 20, 2004, the Company's interest in Yichang Spur Chemicals Ltd. (YSC) was finalized based on closing adjustments as of December 31, 2003 and final negotiations. The Company's interest has been agreed at 72.18%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign joint venture company to accommodate the Company's participation. Chinese government approval for the conversion was received in 2003.

The YSC joint venture owns a fertilizer plant in Yichang. The fertilizer plant has been operating substantially below its rated capacity of 100,000 tonnes per annum (tpa) of NPK production since being commissioned in 2000 due to shortages of phosphoric acid, a key ingredient for NPK fertilizer production. To earn its 72.18% interest in YSC, the Company agreed to contribute US$2.5 million for construction of a 60,000 tpa phosphoric acid plant (the "acid plant"), and agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company paid US$2.5 million ($3,351,934) to acquire its interest in YSC. These funds will be used for the construction of the acid plant and the Company decided to increase the size of certain of the equipment and infrastructure to accommodate future expansions of the fertilizer plant, at an originally budgeted additional cost of approximately US$1.5 million. The cost of the construction is estimated to be US$5.9 million. See "Phosphoric Acid Plant Construction"

No decision has been made on any expansion of the fertilizer plant, other than construction of the acid plant, which will supply enough phosphoric acid for a 300,000 tpa fertilizer plant. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years of approximately US$128,307 per year.

As a result of the acquisition of an interest in the YSC joint venture, the terms of the original Yichang Maple Leaf Chemicals Ltd. (YMC) joint venture were renegotiated since the new concept has the fertilizer plant being held and initially expanded under YSC. On April 20, 2004, the Company finalized the restructuring of the YMC joint venture, with the Company's interest in YMC adjusted to 78.72% with YPCC holding 21.28% . The original development plan for YMC called for Spur to earn a 90% interest in YMC by financing and developing a 1.0 million tpa fertilizer plant integrated with the phosphate mine, originally estimated to cost approximately US$325 million.

Since a fertilizer plant has been acquired under YSC, the terms of the original YMC joint venture were re-negotiated. The remaining principal assets of YMC are therefore the phosphate deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the phosphate deposits and any expansion beyond 300,000 tones in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture. Consequently, the estimated investment for the development of 700,000 tpa of additional fertilizer plant capacity (the other 300,000 tpa to be undertaken by YSC (at the same site), plus the mine development and associated infrastructure has been reduced. The restructuring of the YMC joint venture was completed on April 20, 2004. The Company has received the restructuring approval from Yichang municipal government and Hubei provincial government. Application for approval to the central government has been sought and no time frame can be given for this approval.

Under the revised terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $716,430 for costs associated with the issue of the mining license, engineering and design work. Both these funds and ownership in the YMC phosphate deposits may be at risk, should the company not get final approval from the central government.

The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

  A cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;
  A cumulative total of US$16,614,000 within four years;
  The balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1.0 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC's contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1.0 million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company shall be entitled to make necessary adjustments to the investment schedule.

During due diligence work in the preparation of financial statements for YSC, Spur was made aware that YSC is party to a loan facility of RMB7.4m (approximately Canadian $1.1m) from the Agricultural Bank of China with its former parent company YPCC. There had been no previous disclosure of this potential liability by YPCC or accounting staff of YSC. It is understood that the proceeds of this loan were used in YPCC's business, and YSC hasn't benefited from this loan. YPCC is the guarantor of this loan and has been paying the interest to the bank. Spur has had discussions with YPCC and the Agricultural Bank of China and YPCC has provided Spur a written guarantee that they will take the responsibility for this liability and intend to repay this loan facility in full.

As part of the documentation for the purchase of Spur's interest in YSC, Spur received an indemnity from YPCC that there were no liabilities that had not been fully disclosed to Spur. In addition, prior to Spur's involvement in YSC, YPCC made a working capital loan to YSC of RMB5m (approximately Canadian$0.8m), and YPCC has recently requested repayment of this loan. This liability has been reflected in the consolidated balance sheet of Spur as a related party loan since the acquisition of YSC. YPCC has agreed that YSC can use the payables of RMB 5m to offset the receivables of RMB 7.4m, should YPCC fail to repay the loan of RMB 7.4m to the bank. In the case of YPCC not being able to repay the loan of RMB 7.4m and Spur repaying the loan for YPCC, Spur will use the loan of RMB 5m owed to YPCC to offset the receivables of RMB 7.4m from YPCC. This results in a net monetary exposure to Spur of RMB 2.4m (approximately Canadian $366,480).

Although the company expects a practical solution to be worked out among the three parties by the loan maturity date of December 27, 2004 and the company believes it has sufficient legal protection to remedy this issue, should it be necessary to proceed to litigation, the Company has recognized a liability to bank of RMB7.4m according to the accounting standards and a receivable from YPCC of RMB2.4m, net of the receivable of RMB7.4m from YPCC and the payable of RMB5.0m to YPCC.

3. Results of Operations

During the nine months ended September 30, 2004, the Company focused on developing an integrated fertilizer business in China. The phosphoric acid supply is not reliable, because of limited availability. The company is working on the solution to build a 60,000 tonnes phosphoric acid plant for future reliable phosphoric acid supply. In the mean time, the company operates at a low capacity to keep operating cash flow breakeven and maintain a key customer base. Operating performance has been squeezed by rising raw materials prices; however, the company's cash basis continues to be breakeven and it has been able to increase its fertilizer product prices to the extent to which the market will bear.

During the period ended September 30, 2004, the Company introduced its own Spur brand fertilizer to the market. Farmers in China recognize quality fertilizers with Canadian expertise and the Spur brand has recently commanded one of highest premiums in the Chinese fertilizer market.

During the three months ended September 30, 2004, The Company completed major overhauls on the production facilities and conducted training programs for production employees to prepare them for the ramp up to full production and commissioning of the phosphoric acid plant in 2005.

Three months ended September 30, 2004 compared to three months ended September 30, 2003

During the three months ended September 30, 2004, the results of operation of YSC have been consolidated since the date of acquisition. The loss of $986,142 during the period increased from $137,670 during Q3 2003 mainly due to the non-cash stock-based compensation expenses of $626,111, as required by Canadian accounting standards as of this year. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since date of acquisition. The Company's earnings from interest income increased from $13,230 in Q3 2003 to $77,086 in Q3 2004.

The Company's activities during the quarter were primarily directed towards the major repairs of the YSC production facilities, the restructuring of the YMC joint venture and the construction of a 60,000 tonne per annum phosphoric acid plant under the YSC joint venture.

The operational results of YSC attributable to Spur Ventures Inc. for the three months ended September 30, 2004 are summarized as follows:

For the period
from July 1 to
September 30,
2004

Sales	$1,495,141
Cost of sales (including direct
depreciation and amortization)	1,566,432
Gross profit	(71,291)

Expenses
Depreciation and amortization	68,568
Interest	65,892
Office and miscellaneous	72,437
Professional fees	130
Rent	24,384
Selling expenses	26,528
Travel, advertising and promotion	29,857
Wages and benefits	45,599
333,395
Other income
Interest income	2,820
Other income	-
Foreign exchange gain	59,049
61,869

Loss before minority interest	(342,817)
Minority interest	95,371
Loss for the period	$(247,446)

Due to the limited supply of phosphoric acid, a decision was made to overhaul the production line in July and August and focus on building the company's own phosphoric acid plant. The expenses for the period were impacted by depreciation and other overheads which would normally be included as a cost of inventory. Since there was no inventory produced in July and August, these costs were charged as expenses for the period. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable.

Nine months ended September 30, 2004 compared to Nine months ended September 30, 2003

During the nine months ended September 30, 2004, the loss of $1,556,022 during the period increased from $329,389 during the same period in 2003 primarily due to an increase in consulting fees from $162,727 in 2003 to $259,962 in 2004 and $812,488 in stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards. The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company's earnings from interest income increased from $25,555 in 2003 to $98,270 in 2004.

The operational results of YSC attributable to Spur Ventures Inc. from the date of acquisition (April 20, 2004) to September 30, 2004 are summarized as follows:

For the period
from April 20 to
September 30,
2004

Sales	$2,492,930
Cost of sales (including direct
depreciation and amortization)	2,442,883
Gross profit	50,047

Expenses
Depreciation and amortization	84,190
Interest	129,590
Office and miscellaneous	116,953
Professional fees	4,100
Rent	28,707
Selling expenses	56,914
Travel, advertising and promotion	73,867
Wages and benefits	82,623
576,944

For the period
from April 20 to
September 30,
2004
Other income
Interest income	5,181
Other income	65,595
Foreign exchange gain	79,470
150,246

Loss before minority interest	(376,651)
Minority interest	104,784
Loss for the period	$(271,867)

Currently, the fertilizer plant of YSC has been operating at approximately 30% of its total production capacity due to the unstable supply of phosphate acids and rising raw materials prices. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable.

Summary of Quarterly Results
(Expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,
	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	1,495,141	997,789	16,577	17,387	26,737	14,700	2,375	912

Net income (loss)	(986,142)	(299,849)	(270,031)	(980,665)	(137,670)	(101,590)	(90,129)	(101,780)

Earnings (loss) per share	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	-	(0.01)	(0.01)

Diluted earnings	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	-	(0.01)	(0.01)
(loss) per share

4. Phosphoric Acid Plant Construction

The original budget for construction of the acid plant was US$2.5 million and the Company decided to increase the size of certain equipment and infrastructure to accommodate future expansions, at an originally budgeted additional cost of approximately US$1.5 million. The latest forecast of total cost is approximately US$5.9 million.

The increase in the costs is mainly attributable to following factors: A) Significant additional plant foundation construction has been made due to poor soil bearing conditions of the land. B) The continued rapid growth in the Chinese economy has resulted in significant increases in the price of international commodities and building materials. As a result, construction material prices in China have increased significantly over the last 12 months (as of October 2004, cement prices have increased 24% and steel prices by 41% over the previous 9 months). The project budget was established and approved in December 2003, based on Q3 2003 prices. C) As previously reported, the construction of the project has been delayed by up to 3 months as a result of the delay in handover of the project site from the Chinese authorities.

As a result of poor soil conditions, consequent construction material increases and delayed site handover, the latest forecast for the phosphoric acid plant is $2.9 against the original budget of US$2.5m, and for the associated infrastructure is $2.4 against the original estimate of US$1.5m. In addition, the estimated working capital estimate for initial start up of this plant is US$0.6m, for a total revised estimate of approximately US$5.9 million. While the project cost has increased, the capital cost is still significantly lower than comparable western investment for a similar project scope, and these increases will be partly offset by a strengthening Canadian dollar.

5. Liquidity and Capital Resources

The Company has financed its operations principally through the sale of common shares and warrants. Starting from Q2 2004, the Company generates revenue through phosphate fertilizer production. The Company's management expect that the amount of interest or dividend income will be decreased as the Company continues investment in its joint ventures in China, unless 1): the Company is able to obtain additional funds through the sales of its equity securities. 2): the Company's joint ventures start making positive cash flow from productions and sales.

As of September 30, 2004, the Company had a net working capital of $16,891,350, compared to $5,283,056 at December 31, 2003. During the period, an advance of $16,430 was made to the YMC joint venture, which, together with an advance of $700,000 made in prior periods, is reflected in the attached Balance Sheet as current assets as the funds have been placed in segregated accounts controlled by the Company for release on approved YMC expenditures. Upon the central government approval of the restructuring of YMC and the completion of the capital structures, these funds will be contributed as registered capital and in the future will be represented as a long term investment for accounting purposes. Depending upon the timing of expansion plans for its projects and the receipt of approval for the restructuring of YMC and the availability of bank financing in China, the current working capital and cash position of the Company will provide sufficient liquidity to meet the Company's year 2004 operating requirements. See "Outlook".

6. Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly, compensation expense was recorded on a retroactive basis to the opening deficit to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,468,865, and an increase of $94,600 to share capital and $1,374,265 to stock options.

7. Mineral Properties

As of September 30, 2004, the Company had recorded $1,896,249 as Mineral Properties on the Balance Sheet, compared to $1,846,045 as of December 31, 2003. The $50,204 increase was due primarily to the capitalizing of certain travel and consulting costs. In addition, the Company made advances of $716,430 to the YMC joint venture. The funds are to be used by YMC for development expenses, and are held in China in segregated accounts controlled by the Company for release on approved YMC expenditures.

Since 1996, the Company has been working on the YMC project with its joint venture partner Yichang Phosphorous Chemical Industries Group Co. (YPCC), a state enterprise owned by the Chinese government. Through the YMC joint venture, the Company has exclusive rights to develop certain phosphate deposits located near Yichang, China. YPCC is an equity partner in both the YMC and YSC joint ventures in China.

8. Transactions with Related Parties

During the three-month period ended September 30, 2004, the Company paid consulting fees of $116,117 (2003: $77,000) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $5,000 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $nil) to a company controlled by a director and legal fees of $9,030 (2003: $nil) to an officer.

During the nine-month period ended September 30, 2004, the Company paid consulting fees of $322,579 (2003: $117,727) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $22,500 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $27,833) to a company controlled by a director and legal fees of $23,669 (2003: $nil) to an officer.

For both periods, the increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives.

9. Subsequent Events

On September 16, 2004, the Company announced that Michael G. Chen would join the company as Chief Financial Officer in October. Mr. Chen has more than 10 years' extensive finance management experiences with large multi-national corporations in China, U.S. and Canada, principally with Honeywell International Inc. and Goodrich Corporation, two Fortune 500 companies in the U.S. Mr. Chen is a Certified Public Accountant in the U.S. He received a bachelor's degree in International Finance from Beijing University and an MBA from the University of Arizona.

10. Outlook

The key focus of activities in Q4 2004 include construction of the phosphoric acid plant at YSC which is scheduled to be commissioned first quarter 2005, detailed engineering studies for the expansion of the YSC fertilizer plant to 300,000 tpa, and the development of the phosphate mine and associated plant on a staged basis consistent with the planned fertilizer plant expansion. The

Company is also engaging in an executive search to augment the management team both at the YSC and YMC plants.

YSC operations are not expected to be profitable until commissioning of the phosphoric acid plant. As part of the Company's agreement with the Chinese government, certain residents adjacent to the YSC plant were to be relocated to provide land for the phosphoric acid plant and future fertilizer plant expansions. This relocation was delayed by approximately 3 months, but has now been completed. Unfortunately this may impact the original commissioning date of the phosphoric acid plant; however management is making all efforts to commission first quarter 2005.

11. Outstanding Share Data

As of November 29, 2004, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	39,889,328	n/a	n/a
Stock Options	700,000	$0.90	June 19, 2006
Stock Options	2,200,000	$0.60	May 6, 2008
Stock Options	635,000	$1.20	June 19, 2008
Stock Options	100,000	$0.90	Oct. 18, 2005
Stock Options	50,000	$0.90	Nov. 19, 2005
Stock Options	1,650,000	$1.50	July 23, 2009
Warrants	300,000	$1.10	July 15, 2005
Warrants	5,830,000	$1.50	June 23, 2006
Agent's Warrants	330,000	$1.50	June 23, 2006
TOTAL	51,684,328

12. Forward Looking Statements

This Management Discussion and Analysis contains certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

13. Risk Factors

The Company's business is in China, which despite recent government policy changes carries high risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China has a volatile economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which is intended to have the effect of significantly restraining economic expansion. Consequently, there can be no assurance that the government's pursuit of economic reforms will not be curtailed. It is also possible that inflation in China will cause the cost of the Company's products to be uneconomic for the rural farming community making up the Company's market.

Investment in China can be adversely affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could adversely affect the Company's investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese economy and the recovery of U.S. economy are driving up the prices of international commodities and transportation costs world wide. The profit of fertilizer producers are affected by rising raw material costs, increasing ocean freight and transportation costs within China.

Additional risk factors can be found in the Company's Form 20-F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.